Exhibit 99.7

LEGAL OPINIONS

To: Cre8 Enterprise Limited

September 5, 2024

Dear Sirs/Madams:

We are qualified lawyers of the People’s Republic of China (the “PRC”) and as such are qualified to issue this opinion (“Opinion”) with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date hereof (hereinafter referred to as the “PRC Laws”). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of Cre8 Enterprise Limited (the “Company”) in connection with (a) the initial public offering (the “Offering”) shares by the Company as set forth in the Company’s registration statement on Form F-l, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) in relation to the Offering, which includes the shares issued pursuant to the over-allotment option exercised by the underwriter on August 2, 2024, and (b) the proposed listing and trading of the Company’ s ordinary shares on the Nasdaq Capital Market (“NASDAQ”).

For the purpose of giving this Opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued by governmental authorities or representations made by officials of government authorities or other public organizations and by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

Other than the Reviewed Documents which we have reviewed for the purpose of this letter, we have not reviewed any other document or carried out any other enquiries or investigation (including without limitation, any due diligence on the business and operations of the Company) for the purposes of giving this letter. Our opinion herein is accordingly subject to there not being anything contained in any document not reviewed by us or any information not disclosed to us that may, if so reviewed by or disclosed to us, require us to vary or amend this letter or make any further inquiry or investigation which would, in our judgement, be necessary or appropriate, for the purposes of expressing the opinions set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes, resolutions and documents of or in connection with the Company as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect as of the date hereof and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(e)	that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(f)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

The making of the above assumptions does not imply that we have made any enquiry to verify any assumption (other than as expressly stated in this letter). No assumption specified above is limited by reference to any other assumption.

Part Ⅰ

Based on the foregoing and subject to the qualifications set out below, we hereby provide the following analysis of the newly amended Securities Law of the PRC (the “New Securities Law”).

(I) According to the Constitutional Law of the PRC, which was promulgated on September 20, 1954 and last amended on March 11, 2018, the State may establish special administrative regions when necessary, the systems to be carried out in special administrative regions shall be prescribed by laws enacted by the National People’s Congress (the “NPS”) in light of the specific conditions. On April 4, 1990, the NPS promulgated the Basic Law of Hong Kong of the PRC (the “Basic Law”), which became effective on July 1, 1997, it stipulates that Hong Kong is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication.

Under the principle of “one country, two systems”, and the PRC national laws, except for those listed under Annex III to the Basic Law, or the Annex III, shall not be applied to Hong Kong. Moreover, under the Basic Law, the PRC national laws listed under the Annex III shall be confined to those relating to national defense, foreign affairs and other matters that are not within the scope of autonomy. As of the date this Opinion, the New Securities Law, which was amended on December 28, 2019 and became effective on March 1, 2020， are not included in the Annex III, thus shall not be applied to Hong Kong.

Further, the New Securities Law uses the concept of “domestic” and “overseas”, which typically understood to mean the jurisdiction of mainland China and a jurisdiction outside mainland China (including Hong Kong). For example, Article 2 of the New Securities Law provides that “the provisions of this Law shall apply to the offering and trading of shares, corporate bonds, depository receipts and other securities determined by the State Council pursuant to the law within the territory of the PRC”.

Therefore, given this context, as the Company’s operating subsidiary being company duly incorporated in Hong Kong, with substantially all of its operations conducted in Hong Kong, and the Company does not have any VIE structure that has only immaterial, non-substantive operations in the PRC, nor is it controlled by any companies or individuals of Mainland China, the New Securities Law shall not be applied to the Company.

(II) Article 177 provides that the securities regulatory authority of the PRC State Council may collaborate with its counterparts of other countries or regions in order to monitor and oversee cross-border securities activities. It further provides that a foreign securities regulatory authority is not allowed to conduct any official investigation or the collection of evidence directly within the territory of the PRC, and that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities for foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Thus, we can reach the conclusion that Article 177 is applicable in the limited circumstances relating to direct investigations and collection of evidence conducted by foreign authorities within the territory of the PRC. In such cases, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent from Chinese authorities.

Although Article 177 was newly added to the New Securities Law, the principle behind it had long existed. For example, Article 277 of the Civil Procedure Law of the PRC, which was promulgated on April 9, 1991, last amended on June 27, 2017, and effected on July 1, 2017, similarly provides that except for the specified circumstances herein (through the channels prescribed in international treaties concluded or acceded to by the PRC, or through diplomatic channels), no foreign authority or individual shall, without prior consent from the competent authorities of the PRC, conduct any investigation or collect evidence within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Issuance and Listing of Securities, published by the CSRC on October 20, 2009, also had the similar regulations.

Nevertheless, this rule has not prohibited issuers from providing the required documents and/or materials for overseas securities regulatory agencies, such as NASDAQ and the SEC, in previous years. In a press conference on April 27, 2020, the CSRC stated that the CSRC has always taken a positive attitude towards cross-border regulatory cooperation and supported overseas securities authorities to investigate and deal with the financial fraud of listed companies in their jurisdictions.

Based on the above and to our knowledge, we are of the opinion that Article 177 does not apply to documents and/or materials submitted to SEC or NASDAQ in connection with the Company’s offering or application, and potentially, documents and/or materials requested by NASDAQ from the Company, once listed, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies.

The above analysis has not been confirmed with the CSRC.

Part Ⅱ

(I) On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law” (the“PIPL”)，which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

The Data Security Law of the People’s Republic of China (the “DSL”), adopted at the 29th Session of the Standing Committee of the Thirteenth National People’s Congress of the People’s Republic of China on June 10, 2021, is hereby promulgated, effective September 1, 2021.

(II) According to Article 41 of PIPL and Article 33 of DSL, domestic organizations and individuals need to obtain approval from the competent authorities of China only if they want to provide data stored in the People’s Republic of China to foreign judicial or law enforcement agencies. The Company does not need to obtain approval from relevant Chinese authorities when it is not required to provide data stored in the People’s Republic of China to foreign judicial or law enforcement authorities.

Due to the following conditions confirmed by the Company, (i) the company and its subsidiaries currently do not intend to enter into any contractual arrangements with any entity within PRC to establish a variable interest entity structure; (ii) the company and its subsidiaries are not controlled by any PRC entity or individual; (iii) Substantially all of the operations are conducted by Cre8 Hong Kong, their wholly-owned Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC. The company have immaterial and non-substantive operations in Mainland China, which comprise only the maintenance of a representative office solely for the purposes of marketing and customer support in Mainland China, through our wholly-owned subsidiary in Mainland China, Chuangbafang Enterprise Management (Shanghai) Company Limited (“Cre8 China”), and they do not carry out data processing activities on the information they have; If it does not provide products or services to natural persons in China or analyze and evaluate the behavior of natural persons in China, or does not conduct data processing activities in China, it should not be subject to the restrictions of the Personal Information Protection Law or the Data Security Law.

As of the date of this opinion, as confirmed by the Company, the Company has not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Company endangers national security, public interests or the legal rights and interests of any citizen and organization. The Company has not received any order from any competent PRC authorities indicating that the Company is in violation with any PRC laws and regulations regarding personal information and data security or requiring the Company to seek approvals from the CAC, or other competent PRC authorities.

If the company and its subsidiaries harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the People’s Republic of China during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

However, the PRC legal system regarding data security is still evolving, we cannot be certain that the competent PRC authorities would not take a view or that the regulatory regime would not undergo future changes that would be contrary to our opinions above.

Part Ⅲ

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

The Overseas Issuance and Listing includes direct and indirect issuance and listing. According to Article 2 of the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in China, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises.

At the same time, the Trial Measures further clarify the situation of indirect overseas listing: a. The operating revenue, total profit, total assets, or net assets of domestic enterprises in the most recent fiscal year, with any indicator accounting for more than 50% of the issuer’s audited consolidated financial statements for the same period; b. The main links of business activities are carried out within China, or the main premises are located within China, or the majority of senior management personnel responsible for business management are Chinese citizens or have their habitual residence within China.

The above conditions must be met simultaneously to be recognized as indirect overseas listing; But it also stipulates that indirect overseas listing should be recognized based on the principle of substance over form.

According to the provisions of the Trial Measures, for those directly listed overseas, the issuer shall file a record with the CSRC. For indirect overseas listing, the issuer shall designate a major domestic operating entity as the domestic responsible person and file with the CSRC.

We don’t believe that the Company would be deemed as “Indirect Overseas Issuance and Listing” under the Trial Measures, due to the following conditions confirmed by the Company, (i) the company and its subsidiaries currently do not intend to enter into any contractual arrangements with any entity within PRC to establish a variable interest entity structure; (ii) the company and its subsidiaries are not controlled by any PRC entity or individual; (iii) Substantially all of the operations are conducted by Cre8 Hong Kong, their wholly-owned Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC.

The Company have immaterial and non-substantive operations in Mainland China, which comprise only the maintenance of a representative office solely for the purposes of marketing and customer support in Mainland China, through our wholly-owned subsidiary in Mainland China, Chuangbafang Enterprise Management (Shanghai) Company Limited (“Cre8 China”), but the senior management personnel responsible for the operation and management of the Cre8 China are not Chinese citizens and do not reside in China; (iv) 100% of the income of the Chinese subsidiary comes from the sales of its subsidiaries in Hong Kong, and the income of the Chinese subsidiary does not come from the domestic market in Chinese Mainland. The operating income, total profit, total assets or net assets of the Cre8 China in the most recent accounting year, where any indicator does not account for more than 50% of the audited consolidated financial statements of the issuer for the same period; And (v) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset in the PRC.

Based on the Company’s confirmation, the Assumptions and subject to the qualifications (as defined below), except as disclosed in the Registration Statement, as of the date hereof, we are of the opinion that:

(1) The Company and its subsidiaries are currently not required to obtain any permission or approval from the CSRC, the CAC, or any other PRC governmental agency to operate its business and offer the securities being registered to foreign investors.

(2) The Offering and the listing of the Ordinary Shares on the Nasdaq do not require any permission or approval from the CSRC, the CAC, or any other PRC governmental agency.

The above analysis has not been confirmed with the CSRC.

Part IV

This Opinion is further subject to the following qualifications:

(a)	This Opinion is limited to the PRC Laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC;

(b)	the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c)	this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(d)	this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(e)	This Opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, and there can be no assurance that the Government Agencies will ultimately take a view that is not contrary to our opinion stated above.

(f)	Unless otherwise stated herein, this Opinion is issued solely based on the Documents we have received from the Company as of the date hereof, except that we may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company and Governmental Agencies.

(g)	except as may be expressly described herein, we have not undertaken any independent investigation to determine the existence or absence of any facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our serving as counsel in giving this letter and no inference as to our knowledge of the existence or absence of any fact shall be drawn from our representation of the Company or the rendering of this Opinion.

(h)	We hold ourselves out as only having legal expertise and our statements in this letter are made only to the extent that a law firm practising PRC law in PRC.

(i)	This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters expressly stated herein and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement or otherwise, including without limitation any other documents which may be executed and delivered in connection with any transaction contemplated thereunder. Further, this opinion may not be relied upon by any other persons or corporate entities other than the Company, SEC and NASDAQ，and shall not be used for any other purpose or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.

Consent

We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Guangdong Wesley Law Firm

Guangdong Wesley Law Firm

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